UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number 001-14622

CGG

(Translation of registrant’s name into English)

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris

France

(33) 1 64 47 45 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On October 10, 2017, CGG announced the Combined General Meeting of CGG to be held on October 31, 2017 (the “Meeting”), and formal notice of the Meeting was published on October 13, 2017. Various documents in connection with the Meeting and CGG’s proposed financial restructuring have been made available on CGG’s website (www.cgg.com) and are attached hereto as Exhibits 99.1, 99.2 and 99.3.

On October 13, 2017, CGG has received approval from the French financial markets regulator, the AMF (Autorité des marchés financiers) for an update to its 2016 French reference document (document de référence) and a securities note (note d’operation) for certain equity instruments to be issued in connection with its proposed financial restructuring. A free English translation of the update to the 2016 French reference document is attached hereto as Exhibit 99.4, and extracts from a free English translation of the securities note are attached hereto as Exhibits 99.5 and 99.6. In addition, the press release dated October 13, 2017 communicating the conclusion of the independent appraiser’s report is attached hereto as Exhibit 99.7.

This document does not constitute an offer to sell or the solicitation of an offer to buy securities. There will not be any sale of these securities in any state or country in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or country.

The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) and may not be offered and sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Shareholders Q&A for CGG’s Financial Restructuring

99.2	English translation of the convening notice of shareholders’ meeting (including the revised agenda and the revised draft resolutions)

99.3	English translation of the report of the Board of Directors on the resolutions

99.4	English translation of the update of 2016 French reference document (document de référence)

99.5	Extracts from the free English translation of the securities note (note d’operation)

99.6	English translation of the independent appraisal report of Ledouble SAS appearing as Annex 1 of the securities note

99.7	Press release dated October 13, 2017 communicating the conclusion of the independent appraisal report of Ledouble SAS

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NO. 333-166250, NO. 333-173638, NO. 333-188120, NO. 333-197785, NO. 333-210768 AND NO. 333-212796) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

C G G

(Registrant)

By:

/s/ Stéphane-Paul Frydman
Stéphane-Paul Frydman
Chief Financial Officer

Date: October 16, 2017